UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                               September 22, 2006

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

Notice from NTCI

Notice from NTCI re. Share Participation

Today, TDC A/S has received a notice from the board of directors of Nordic Telephone Company Investment ApS (NTCI) informing that NTCI have invited a group of app. 40 senior executives, including the current and the future Chief Executive Officer and the Vice Chairman of the Board of Directors of TDC A/S (the Participants) to subscribe for shares in NTCI.

NTCI is the ultimate Danish holding company in the group of companies holding an ownership interest of app. 88.2% in TDC A/S.

The invitation relates to ordinary shares in NTCI. The Participants are offered to make a fully paid up investment in newly issued shares. The subscription can be made against a contribution of DKK 53m, which will amount to 4.5% of the ordinary share capital of NTCI and 1.5% of the total share capital of NTCI inclusive preference shares, if fully subscribed. The shares will be subject to a Shareholders Agreement entered into between the Participants and Angel Lux Common S.a.r.l (the Parent Company) and NTCI, regulating the relationship between the Participants and the Parent company. The subscription is expected to be completed during the month of October 2006.


For further information please contact TDC Investor Relations on +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

  September 22, 2006                             /s/ FLEMMING JACOBSEN
------------------------               -----------------------------------------
        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury